UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010.

Commission File Number 001-31593

BRIGUS GOLD CORP.

(Translation of registrant’s name into English)

Purdy’s Wharf Tower II
Suite 2001, 20th Floor
1969 Upper Water Street
Halifax, Nova Scotia
B3J 3R7, Canada

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Form 51-102F3 – Material Change Report Under National Instrument 51-102

This Report on Form 6-K is incorporated by reference in the Registration Statements on Form S-8 of the Registrant as each may be amended from time to time (File Nos. 333-113889, 333-162558 and 333-167757), which were filed with the Securities and Exchange Commission on March 24, 2004, October 19, 2009 and June 25, 2010, respectively, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 30, 2010

BRIGUS GOLD CORP.

	By:	/s/ Melvyn Williams
Melvyn Williams
Chief Financial Officer and Senior Vice President – Finance and Corporate Development